
05002574

FORM 11-K


SEC MAIL
RECEIVED
PROCESSING
JAN 26 2005
WASH. D.C.
213
SECTION

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ________________

Commission file number 1-16681

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

THE LACLEDE GROUP, INC.
720 OLIVE STREET
ST. LOUIS, MO 63101

Financial Statements and Exhibit

(a) Financial Statements and Report of Independent Registered Public Accounting Firm

(b) Exhibit

Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN
(Registrant)

BY 

Ronald L. Krutzman,
Treasurer and Assistant Secretary

Date: **January 25, 2005**

Deloitte.

Laclede Gas Company Wage Deferral Savings Plan

Financial Statements as of and for the Years Ended July 31, 2004 and 2003, Supplemental Schedule as of July 31, 2004 and Report of Independent Registered Public Accounting Firm

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

TABLE OF CONTENTS — PAGE

Certain Supplemental Schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

Deloitte.

Deloitte & Touche LLP
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Laclede Gas Company
Wage Deferral Savings Plan

We have audited the accompanying statements of net assets available for benefits of Laclede Gas Company Wage Deferral Savings Plan as of July 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of July 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

January 25, 2005

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JULY 31, 2004 AND 2003

	2004	2003
CASH	$ -	$ 3,743
INVESTMENTS	94,129,411	89,670,660
CONTRIBUTIONS RECEIVABLE:		
Employee Contributions	195,033	205,502
Employer Contribution	72,660	74,987
Total Contributions Receivable	267,693	280,489
ACCRUED INCOME (LOSS)	(8,613)	3,746
NET ASSETS AVAILABLE FOR BENEFITS	$ 94,388,491	$ 89,958,638

See notes to financial statements.

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JULY 31, 2004 AND 2003

	2004	2003
ADDITIONS:		
CONTRIBUTIONS:		
Employee	$ 5,098,957	$ 5,232,753
Employer	1,885,825	1,933,031
	6,984,782	7,165,784
INVESTMENT INCOME:		
Interest and dividends	1,702,310	1,800,681
Net appreciation in fair value of investments	5,510,584	9,391,901
	7,212,894	11,192,582
TOTAL ADDITIONS	14,197,676	18,358,366
DEDUCTIONS:		
DISTRIBUTIONS TO PARTICIPANTS	9,315,053	4,481,721
NET TRANSFERS TO OTHER PLANS	452,770	470,053
TOTAL DEDUCTIONS	9,767,823	4,951,774
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	4,429,853	13,406,592
NET ASSETS AVAILABLE FOR BENEFITS:		
BEGINNING OF YEAR	89,958,638	76,552,046
END OF YEAR	$ 94,388,491	$ 89,958,638

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2004 AND 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Laclede Gas Company Wage Deferral Savings Plan (the "Plan") have been prepared on the accrual basis.

Investment Valuation – The Plan's investments in the various funds are stated at the market value of the underlying assets, which are determined by quoted market prices. Participant loans are stated at cost, which approximates fair market value. Purchases and sales of securities are recorded on a trade-date basis.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of additions and deductions during the reporting period. Actual results could differ from those estimates.

The investment funds consist of various securities including U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Administrative Expenses – The administrative cost of the Plan is paid by Laclede Gas Company (the "Company"), the Plan sponsor.

Benefits Payable – Benefits are recorded when paid. There were no distributions payable to Plan participants as of July 31, 2004 and 2003.

2. INFORMATION REGARDING THE PLAN

The following description pertains to the Plan as in effect during the years ended July 31, 2004 and 2003 and is provided for informational purposes only. In case of conflict or discrepancy with the Plan text, the Plan text governs.

General – The Plan is a defined contribution plan which covers collectively bargained employees of the Company, provided they meet the prescribed eligibility requirements. The trustee of the Plan is American Express Trust Company. The Company is the Plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility – To be eligible to participate in the Plan, an employee must be a member of a collective bargaining unit, complete one year of service and attain the age of 21.

Contributions – The Plan provides for voluntary employee contributions expressed as a percentage of compensation in one-tenth increments (minimum of 0.9%) or in dollar or half-dollar amounts (minimum $5.00), up to 15% of the participant's compensation, subject to certain Internal Revenue Code ("IRC") limitations. Employee contributions up to 8% of a participant's compensation are matched one-half by the Company. Participants may change the amount of their contributions two times per Plan year to be effective the first payroll date on or after February 1 and August 1.

Vesting – Participant and Company matching contributions are immediately 100% vested.

Investment Options – Contributions to the Plan are invested in one or more of nine investment funds at the option of the employee. A minimum of 1% of the employee's contribution must be directed into each fund selected.

The nine available investment funds are:

- Laclede Group, Inc. Common Stock Fund (including the ESOP)
- Northern Trust Global Investments Russell 2000 Index Fund
- American Express Trust Equity Index Base Fund
- American Express Trust Bond Fund
- American Express Trust Money Market Fund I
- American Express Trust Short-Term Horizon Fund 25:75
- American Express Trust Medium-Term Horizon Fund 50:50
- American Express Trust Long-Term Horizon Fund 65:35
- American Express Trust Long-Term Horizon Fund 80:20

Employee Stock Ownership Plan – Effective March 1, 2003, the existing balance of each participant's investment in The Laclede Group, Inc. Common Stock Fund was transferred into an Employee Stock Ownership Plan named The Laclede Group, Inc. – ESOP (ESOP). The ESOP constitutes a separate portion of the Plan, not a separate plan. Employee contributions continue to be invested in the Laclede Group, Inc. Common Stock Fund; employee contributions are not made directly into the ESOP. A participant may elect to receive dividends on the ESOP shares paid in cash directly to him. The election to receive cash dividends shall remain in effect until changed by the participant. Dividends not paid in cash to the participant are reinvested under the terms of the Plan.

Participant Accounts – In addition to the employee and Company matching contributions, each participant's account is credited with an allocation of Plan earnings, based on participant account balances, as defined in the Plan document.

Loans to Participants – Participants may borrow against their individual account balances a minimum of $500 up to 50% of their account balance, as long as the loan amount does not exceed $50,000, less the highest outstanding loan balance over the past 12 months (if any). Loans are taken from investment accounts in the same proportion as the investment funds bear to each other. The maximum repayment period is 234 weeks, except for primary residence loans, which have a maximum repayment period of 494 weeks. Loans are secured by the balance in the participant's account and bear interest at a rate comparable to the rate charged by commercial lenders for similar loans. Principal and interest are repaid in level payments through payroll deductions. Interest rates on participant loans ranged from 5.00% to 11.50% at July 31, 2004.

Payment of Benefits – Distributions are generally made to participants upon retirement, termination of employment, death, or total and permanent disability. Participants aged 59-1/2 years or older may elect a distribution of their entire account. Distributions ordinarily are made in single lump-sum cash payments; however, participants in The Laclede Group, Inc. Common Stock Fund and/or the ESOP may elect to receive their distribution in the form of shares, with the value of fractional shares distributed in cash. Active employees who suffer a financial hardship and cannot obtain funds from other resources, including a loan from the Plan, may apply for a hardship withdrawal. Hardship withdrawals are subject to approval by the Plan administrator and are limited to the participant's elective deferrals, plus related earnings as of December 31, 1988, less amounts of previous hardship distributions.

Transfers – The accounts for those Participants in the Plan who remain employees of the Company, but who are no longer covered by a collective bargaining agreement, are transferred to the Laclede Gas Company

Salary Deferral Savings Plan. Similarly, the accounts of those participants not covered by a collective bargaining agreement, but who later become covered by such an agreement, are transferred to the applicable Company defined contribution plan. Such transfers are reflected as a net amount in the included Statements of Changes in Net Assets.

3. INVESTMENTS

The following table presents the fair values of investments that represent 5% or more of the Plan's net assets:

	2004	2003
Laclede Group, Inc. Common Stock Fund (including shares in the ESOP – 2,477,529.234 and 2,546,054.195 units, respectively)	$27,659,136	$28,864,616
American Express Trust Equity Index Base Fund (1,045,831.458 and 1,059,875.828 units, respectively)	36,365,651	32,565,745
Northern Trust Global Investments Russell 2000 Index Fund (14,004.465 and 12,014.880 units, respectively)	8,780,379	6,444,073
American Express Trust Bond Fund (89,112.841 and 103,068.977 units, respectively)	6,694,246	7,376,750
American Express Trust Money Market Fund I (7,641,278.640 and 8,736,118.750 units, respectively)	7,641,279	8,736,119

During 2004 and 2003, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated by $5,510,584 and $9,391,901, respectively, as follows:

	2004	2003
Laclede Group, Inc. Common Stock Fund (including shares in the ESOP)	$ (423,041)	$ 4,688,593
American Express Trust Equity Index Base Fund	4,294,737	3,050,116

American Express Trust Bond Fund	345,935	306,758
Northern Trust Global Investments Russell 2000 Index Fund	1,113,437	1,207,921
American Express Trust Short-Term Horizon Fund 25:75	14,447	10,144
American Express Trust Medium-Term Horizon Fund 50:50	30,939	16,846
American Express Trust Long-Term Horizon Fund 65:35	40,360	31,184
American Express Trust Long-Term Horizon Fund 80:20	93,770	80,339

4. TAX STATUS

The Plan obtained its latest determination letter dated June 5, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC and that, as of July 31, 2004, the Plan continues to qualify under Section 401(a) of the IRC. As such, the Plan will not be subject to tax under income tax laws, and contributions and earnings will not be taxable to participants until such amounts are withdrawn or received in a distribution. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

6. RELATED PARTIES

Certain Plan investments are units of funds managed by American Express Trust Company. American Express Trust Company is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(FORM 5500, SCHEDULE H, LINE 4i)
July 31, 2004

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Laclede Group, Inc. Common Stock Fund (including the ESOP)	Company stock fund (2,477,529.234 units)		$ 27,659,136
*	American Express Trust Equity Index Base Fund	Common/collective trust (1,045,831.458 units)		36,365,651
	Northern Trust Global Investments Russell 2000 Index Fund	Common/collective trust (14,004.465 units)		8,780,379
*	American Express Trust Bond Fund	Common/collective trust (89,112.841 units)		6,694,246
*	American Express Trust Money Market Fund I	Common/collective trust (7,641,278.640 units)		7,641,279
*	American Express Trust Short - Term Horizon Fund 25:75	Common/collective trust (17,041.865 units)		327,937
*	American Express Trust Medium - Term Horizon Fund 50:50	Common/collective trust (24,020.002 units)		554,309
*	American Express Trust Long - Term Horizon Fund 65:35	Common/collective trust (55,905.316 units)		646,936
*	American Express Trust Long - Term Horizon Fund 80:20	Common/collective trust (55,928.352 units)		1,298,377
*	Loans to Participants	Loans to participants (4,161,160.540 units) Interest rate 5.00% - 11.50%		4,161,161

* Party-in-interest.

Deloitte.

Deloitte & Touche LLP
100 South 4th Street
St. Louis, MO 63102-1821
USA
Tel: +1 314 342 4900
www.deloitte.com

Exhibit to Form 11-K (Wage Deferral Savings Plan)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-90254 of The Laclede Group, Inc. on Form S-8 of our report dated January 25, 2005, appearing in this Annual Report on Form 11-K of Laclede Gas Company Wage Deferral Savings Plan for the year ended July 31, 2004.

Deloitte & Touche LLP

January 25, 2005